Exhibit 99.1

FOR IMMEDIATE RELEASE

For more information contact:

José Luis Ronsini

CFO – Grupo Financiero Galicia S.A.

Telephone: (5411) 4343-7528

Pablo Firvida

Institutional Relations Manager

Tel.: (54-11) 6329-4881

inversores@gfgsa.com

www.gfgsa.com

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR THE

QUARTER AND THE FISCAL YEAR THAT ENDED ON DECEMBER 31, 2017

Buenos Aires, Argentina, February 8, 2018 - Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia”; Buenos Aires Stock Exchange: GGAL /NASDAQ: GGAL) today announced its financial results for the quarter and the fiscal year that ended on December 31, 2017.

HIGHLIGHTS

➣

Net income for the fiscal year that ended on December 31, 2017 amounted to Ps. 8,329 million, a 38.4% increase from the Ps.6,018 million profit recorded in the 2016 fiscal year. Net income per share amounted to Ps.5.84, compared to Ps.4.63 per share for the 2016 fiscal year.

➣

The results of the 2017 fiscal year were mainly attributable to the income derived from Grupo Financiero Galicia’s interest in Banco de Galicia y Buenos Aires S.A. (“Banco Galicia” or the “Bank”), for Ps.6,915 million (+35.7%), in Sudamericana Holding S.A., for Ps.415 million (-34.4%), and in Galicia Administradora de Fondos S.A., for Ps.428 million (+128.9%), which was also increased by financial results of Ps.689 million and partially offset by administrative expenses of Ps.92 million.

➣

Net income for the quarter that ended on December 31, 2017 (or “the quarter”) amounted to Ps.2,676 million, a 51.0% increase from the Ps.1,772 million profit recorded in the fourth quarter of the 2016 fiscal year. The profit per share for the quarter amounted to Ps.1.88, compared to Ps.1.36 per share for the same quarter of the 2016 fiscal year.

➣

The results of the quarter were mainly attributable to the income derived from Grupo Financiero Galicia’s interest in Banco Galicia, for Ps.1,754 million (+13.0%), in Sudamericana Holding S.A., for Ps.138 million (+40.8%), and in Galicia Administradora de Fondos S.A., for Ps.132 million (+100.0%), which was also increased by financial results for Ps.700 million and partially offset by administrative expenses for Ps.16 million and by the income tax for Ps.16.

➣

As of December 31, 2017, Grupo Financiero Galicia and its subsidiaries had a staff of 11,649 employees, a network of 657 branches and other points of contact with clients, and managed 4.6 million deposit accounts and 13.5 million credit cards.

CONFERENCE CALL

On Friday, February 9, 2018, at 11:00 A.M. Eastern Standard Time (1:00 P.M. Buenos Aires Time), Grupo Financiero Galicia will host a conference call to review these results. The call-in number is: +1 323-794-2093 - Conference ID: 7506959.

2

GRUPO FINANCIERO GALICIA S.A.

RESULTS FOR THE FISCAL YEAR THAT ENDED ON DECEMBER 31, 2017

	In millions of pesos, except percentages
Table I Result by Business	FY2017	FY2016	Variation (%) (*)
Income from Equity Investments in:
Banco de Galicia y Buenos Aires S.A.	6,915	5,094	35.7
Sudamericana Holding S.A.	415	633	(34.4)
Galicia Administradora de Fondos S.A.	428	187	128.9
Other companies (1)	28	38	(26.3)
Deferred tax adjustment (2)	(41)	217	(118.9)
Administrative Expenses	(92)	(62)	48.4
Financial Results	689	(88)	883.0
Other income and expenses	3	(1)	400.0
Income Tax	(16)	-	-
Net Income	8,329	6,018	38.4

(*) Calculated using figures in millions, with decimals.

(1) Includes the results from our interests in Compañía Financiera Argentina S.A. (3%), Galicia Warrants S.A. (87.5%) and Net Investment S.A. (in liquidation) (87.5%), and beginning in May 2017 in Galicia Valores S.A. (1%).

(2) Income tax charge determined by Banco Galicia’s subsidiaries in accordance with the deferred tax method.

Net income for the fiscal year that ended on December 31, 2017 amounted to Ps.8,329 million, 38.4% higher than the profit recorded for the 2016 fiscal year.

This result was mainly due to profits from Grupo Financiero Galicia’s interest in Banco Galicia, for Ps.6,915 million, in Sudamericana Holding, for Ps.415 million, and in Galicia Administradora de Fondos, for Ps.428 million, and from financial results for Ps.689 million.

RESULTS FOR THE QUARTER

	In millions of pesos, except percentages
Table II		FY2017	FY2016	Variation (%)(*)
Net Income by Business	4th Q	3rd Q	4th Q	4Q17 vs 3Q17	4Q17 vs 4Q16
Income from Equity Investments in:
Banco de Galicia y Buenos Aires S.A.	1,754	2,017	1,552	(13.0)	13.0
Sudamericana Holding S.A.	138	83	98	66.3	40.8
Galicia Administradora de Fondos S.A.	132	113	66	16.8	100.0
Other companies (1)	4	19	9	(78.9)	(55.6)
Deferred tax adjustment (2)	(29)	(5)	70	480.0	(141.4)
Administrative Expenses	(16)	(19)	(13)	(15.8)	23.1
Financial Results	700	10	(13)	6.900.0	-
Other income and expenses	9	(1)	3	-	200.0
Income Tax	(16)	-	-	-	-
Net Income	2,676	2,217	1,772	20.7	51.0

(*) Calculated using values in millions with decimals.

(1) Includes results from our interests in Compañía Financiera Argentina S.A. (3%), Galicia Warrants S.A. (87.5%) and Net Investment S.A. (in liquidation) (87.5%), and beginning on May 2017 in Galicia Valores S.A. (1%).

(2) Income tax charge determined by Banco Galicia’s subsidiaries in accordance with the deferred tax method.

3

	In pesos, except stated otherwise and percentages
Table III	FY2017	FY2016	Twelve Months Ended
Principal Indicators	4th Q	4th Q	12/31/17	12/31/16
Earnings per Share
Average Shares Outstanding (in thousands)	1,426,765	1,300,265	1,426,765	1,300,265
Earnings per Share (1)(2)	1.88	1.36	5.84	4.63
Book Value per Share(1)	27.54	15.65	27.54	15.65
Closing Price
Shares - Buenos Aires Stock Exchange	123.70	42.70
ADS - Nasdaq (in dollars)	65.85	26.92
Price/Book Value	4.49	2.73
Average Daily Volume (amounts in thousands)
Buenos Aires Stock Exchange	644	517	593	495
Nasdaq (3)	4,927	3,059	4,549	3,027
Profitability (%)
Return on Average Assets (4)	4.01	3.59	3.52	3.48
Return on Average Shareholders’ Equity (4)	28.39	36.45	30.91	35.03

(1) 10 ordinary shares = 1 ADS.

(2) Earnings for the period divided by the shares outstanding at the end of the period.

(3) Expressed in equivalent shares.

(4) Annualized.

In the fourth quarter of the 2017 fiscal year, Grupo Financiero Galicia recorded a Ps.2,676 million profit, which represented a 4.01% annualized return on average assets and a 28.39% return on average shareholder’s equity.

This result was mainly due to profits from its interest in Banco Galicia, for Ps.1,754 million, which represented 65.5% of Grupo Financiero Galicia’s net income.

4

Grupo Financiero Galicia S.A. – Selected Financial Information – Consolidated Data				In millions of pesos
				FY2017	FY2016
	4th Q	3rd Q	2nd Q	1st Q	4th Q
Consolidated Balance Sheet
Cash and due from Banks	56,659	36,152	33,334	50,221	61,166
Government and Corporate Securities	38,771	32,221	29,717	25,590	13,701
Net Loans	197,335	173,744	159,873	146,443	137,452
Other Receivables Resulting from Financial Brokerage	33,359	18,412	17,486	20,773	18,178
Equity Investments in other Companies	29	28	45	54	53
Bank Premises and Equipment, Miscellaneous and Intangible Assets	8,670	7,866	7,485	7,098	6,678
Other Assets	6,190	5,979	5,233	5,849	5,023
Total Assets	341,013	274,402	253,173	256,028	242,251
Deposits	203,451	164,415	158,152	158,652	151,688
Other Liabilities Resulting from Financial Brokerage	81,343	59,226	57,654	62,480	57,794
Subordinated Notes	4,828	4,360	4,261	3,865	4,065
Other Liabilities	10,156	9,440	7,972	7,520	6,889
Minority Interest	1,935	1,766	1,585	1,558	1,462
Total Liabilities	301,713	239,207	229,624	234,075	221,898
Shareholders’ Equity	39,300	35,195	23,549	21,953	20,353

Consolidated Income Statement
Financial Income	13,218	11,289	10,725	9,988	9,502
Financial Expenses	(5,652)	(4,799)	(4,777)	(5,117)	(4,515)
Gross Brokerage Margin	7,566	6,490	5,948	4,871	4,987
Provisions for Loan Losses	(1,468)	(1,131)	(1,449)	(1,157)	(1,311)
Income from Services, Net	3,876	3,544	3,594	3,461	3,169
Income from Insurance Activities	606	471	515	525	615
Administrative Expenses	(6,439)	(5,686)	(5,735)	(5,131)	(5,054)
Minority Interest	(169)	(181)	(95)	(181)	(133)
Income from Equity Investments	10	42	163	6	2
Net Other Income	142	110	(12)	178	474
Income Tax	(1,448)	(1,442)	(1,094)	(971)	(977)
Net Income	2,676	2,217	1,835	1,601	1,772

5

Grupo Financiero Galicia S.A. – Additional Information
				FY2017	FY2016
	4th Q	3rd Q	2nd Q	1st Q	4th Q
Physical Data (Number of)
Employees	11,649	11,767	11,771	11,828	11,956
Banco Galicia	6,214	6,160	6,023	5,939	5,799
Regional Credit-Card Companies	3,896	4,073	4,211	4,316	4,571
Compañía Financiera Argentina	1,117	1,111	1,107	1,153	1,164
Sudamericana Holding	375	378	383	375	374
Galicia Administradora de Fondos	19	16	18	16	16
Other companies	28	29	29	29	32
Branches	574	555	550	549	542
Bank Branches	306	285	279	279	279
Regional Credit-Card Companies	205	207	208	207	206
Compañía Financiera Argentina	63	63	63	63	57
Other Points of Sale	83	82	85	85	120
Regional Credit-Card Companies	52	51	54	54	83
Compañía Financiera Argentina	31	31	31	31	37
Deposit Accounts (in thousands)	4,560	4,421	4,284	4,149	4,018
Credit Cards (in thousands)	13,455	13,534	13,564	13,703	14,310
Banco Galicia	4,086	3,982	3,889	3,797	3,675
Regional Credit-Card Companies	9,148	9,336	9,483	9,729	10,459
Compañía Financiera Argentina	221	216	192	177	176
Inflation and Exchange Rates
Retail Price Index (%)	6.14	5.33	5.39	6.26	5.26
Wholesale Price Index (I.P.I.M.) (%)	4.67	5.59	3.33	4.15	2.52
C.E.R. Coefficient (%)	5.00	4.29	7.02	4.64	4.49
Exchange Rate (Pesos per U$S) (1)	18.7742	17.3183	16.5985	15.3818	15.8502
Rates
Badlar (quarterly averages) (2)	22.48	20.77	19.58	19.76	21.07
Credit Line for Investment Projects (established by regulations) (3)	17.00	17.00	17.00	17.00	17.00

(1) Reference foreign currency exchange rate in accordance to Communiqué “A” 3500 from the Argentine Central Bank, as of the last working day of the quarter.

(2) Private banks’ 30-day time deposits rate for amounts over Ps.1 million.

(3) From October 1 until October 31, 2016, the rate was 22%.

6

BANCO DE GALICIA Y BUENOS AIRES S.A.

HIGHLIGHTS

➣	Net income for the fourth quarter amounted to Ps.1,754 million, accumulating a Ps.6,915 million profit for the 2017 fiscal year, compared to a Ps.5,094 million profit for the 2016 fiscal year.

➣

The growth in results for the 2017 fiscal year when compared to the 2016 fiscal year was mainly due to the 39.7% growth in operating income(1) as a consequence of the higher volume of intermediation with the private sector, partially offset by 47.3% higher provisions for loan losses and 30.5% higher administrative expenses due to the higher level of activity and to the evolution of operating costs.

➣

The credit exposure to the private sector reached Ps.224,249 million, up 42.5% during the last twelve months, and deposits reached Ps.203,578 million, up 33.9% during the same period. As of December 31, 2017, the Bank’s estimated market share of loans to the private sector was 10.11% while its estimated market share of deposits from the private sector was 10.29%.

➣

The non-accrual loan portfolio represented 3.36% of total loans to the private sector, recording an increase of 5 basis points (“bp”) from the 3.31% recorded at the end of the same quarter of the 2016 fiscal year, while its coverage with allowances for loan losses reached 97.34%, 2.72 percentage points (“pp”) lower than a year before. Accounting for the sale of Compañía Financiera Argentina S.A., the coverage of non-accrual loans with allowances reached 103.84%.

➣

In the framework of the Credit Line for Production Financing and Financial Inclusion, as of December 31, 2017, the Bank granted the mandatory amount established by regulations in force. As of the end of the quarter, the outstanding amount of those loans reached Ps.8,308 million.

➣

As of the end of the quarter, shareholders’ equity amounted to Ps.35,821 million, and the computable capital was Ps.29,530 million, representing a Ps.6,920 million (or 30.6%) excess over the capital requirement, and reaching a regulatory capital ratio of 10.69%. According to regulations in force, capital contributions made in kind can be computed only after being approved by the Argentine Central Bank, approval that was granted in January 2018. If this capital contribution had been taken into account as of the end of the 2017 fiscal year, the regulatory capital ratio would have reached 14.32%.

INFORMATION DISCLOSURE

The data shown in the tables below and the consolidated financial statements correspond to Banco Galicia, consolidated with the subsidiaries under its direct or indirect control, except where otherwise noted.

The Bank’s consolidated financial statements and the figures included in the different tables of this report correspond to Banco Galicia, Tarjetas Regionales S.A. and its subsidiaries,(2) Tarjetas del Mar S.A.,(3) Galicia Valores S.A., Compañía Financiera Argentina S.A.(4) and Cobranzas y Servicios S.A.(4)

(1) Net financial income plus net income from services.

(2) Since January 1, 2018, Tarjetas Regionales S.A. and its subsidiaries will be consolidated with Grupo Financiero Galicia. See Recent Developments.

(3) On March 31, 2017, Tarjetas del Mar S.A. was no longer consolidated with Banco Galicia, due to its sale.

(4) On February 2, the sale of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. was completed.

7

RESULTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

	In millions of pesos, except percentages
Table IV Evolution of Consolidated Results	FY2017	FY2016	Variation (%)
Net Financial Income	23,762	16,066	47.9
Net Income from Services	14,815	11,543	28.3
Provisions for Loan Losses	(5,205)	(3,533)	47.3
Administrative Expenses	(22,149)	(16,974)	30.5
Operating Income	11,223	7,102	58.0
Net Other Income / (Loss) (*)	131	1,113	(88.2)
Income Tax	(4,439)	(3,121)	42.2
Net Income	6,915	5,094	35.7

(*) Includes income from equity investments and minority interest results.

Net income for the 2017 fiscal year amounted to Ps.6,915 million, 35.7% higher than the Ps. 5,094 million profit recorded for the 2016 fiscal year.

This result represented a 3.02% return on average assets and a 30.25% return on average shareholder’s equity, compared to 2.97% and 31.42%, respectively, recorded in the 2016 fiscal year.

The higher net income was mainly due to a Ps.10,968 million increase in the operating income, partially offset by increases of Ps.5,175 million in administrative expenses, Ps.1,672 in provisions for loan losses and Ps.1,318 million in income tax.

The operating income for the 2017 fiscal year totaled Ps.38,577 million, up 39.7% from the Ps.27,609 million recorded in the prior year. This positive development was due to both a Ps.7,696 million (47.9%) higher net financial income and a Ps.3,272 million (28.3%) higher net income from services.

The improvement in the net financial income was due to the increase in the volume of activity with the private sector and a higher financial margin in the fiscal year.

Net income from services amounted to Ps.14,815 million, up 28.3% from the prior fiscal year as a consequence of higher fees, mainly in those related to regional credit cards (26.8%), deposit accounts (41.4%) and credit (82.9%).

Provisions for loan losses amounted to Ps.5,205 million, Ps.1,672 million or 47.3% higher than those recorded in the 2016 fiscal year, due to the evolution of credits in arrears of the consumer portfolio and to higher regulatory provisions on the normal portfolio as a consequence of the increase in the credit portfolio.

Administrative expenses totaled Ps.22,149 million, 30.5% higher than those recorded in the previous fiscal year. Personnel expenses amounted to Ps.12,077 million, growing 29.0%, mainly as a consequence of the salary increase agreement with the unions, a provision related to certain compensations and to non-recurring human resources expenses. The remaining administrative expenses increased to Ps.10,072 million, Ps.2,457 million (32.3%) higher than those recorded in the 2016 fiscal year, as a consequence of the increase in expenses related to services provided to the Bank.

The income tax charge was Ps.4,439 million, Ps.1,318 million higher than in the 2016 fiscal year.

8

RESULTS FOR THE QUARTER

	In millions of pesos, except percentages
Table V Evolution of Consolidated Results		FY2017	FY2016	Variation (%)
	4th Q	3rd Q	4th Q	4Q17 vs 3Q17	4Q17 vs 4Q16
Net Financial Income	6,737	6,365	4,897	5.8	37.6
Net Income from Services	3,942	3,592	3,413	9.7	15.5
Provisions for Loan Losses	(1,468)	(1,131)	(1,311)	29.8	12.0
Administrative Expenses	(6,197)	(5,487)	(4,860)	12.9	27.5
Operating Income	3,014	3,339	2,139	(9.7)	40.9
Net Other Income / (Loss)(*)	(23)	(20)	375	15.0	(106.1)
Income Tax	(1,237)	(1,302)	(962)	(5.0)	28.6
Net Income	1,754	2,017	1,552	(13.0)	13.0

(*) Includes income from equity investments and minority interest results.

	Percentages
Table VI	FY2017	FY2016	Twelve Months Ended
Profitability and Efficiency	4th Q	4th Q	12/31/17	12/31/16
Return on Average Assets (*)	2.83	3.17	3.02	2.97
Return on Average Shareholders’ Equity (*)	25.98	34.22	30.25	31.42
Financial Margin (*) (1)	13.05	13.23	12.97	11.95
Net Income from Services as a % of Operating Income (2)	36.91	41.07	38.40	41.81
Net Income from Services as a % of Administrative Expenses	63.61	70.23	66.89	68.00
Administrative Expenses as a % of Operating Income (2)	58.03	58.48	57.42	61.48

(*) Annualized.

(1) Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.

(2) Operating Income: Net Financial Income plus Net Income from Services.

In the fourth quarter of the 2017 fiscal year, the Bank recorded a Ps.1,754 million profit, Ps.202 million (13.0%) higher than the Ps.1,552 million profit recorded for the same quarter of the previous year.

The variation in net income was a consequence of the Ps.2,369 million increase in operating income, which was mainly offset by increases of Ps.1,337 million in administrative expenses, Ps.157 million in provisions for loan losses and Ps.275 million in income tax.

The operating income for the fourth quarter of the 2017 fiscal year totaled Ps.10,679 million, up 28.5% from the Ps.8,310 million recorded in the same quarter of the prior year. This positive development was due to both a higher net financial income (up Ps.1,840 million or 37.6%) and a higher net income from services (up Ps.529 million or 15.5%).

The net financial income for the quarter included a Ps.443 million gain from foreign-currency quotation differences, compared to a Ps.295 million profit in the fourth quarter of the previous fiscal year.

The quarter’s net financial income before foreign-currency quotation differences amounted to Ps.6,294 million, which represented a Ps.1,692 million (36.8%) increase as compared to the Ps.4,602 million of income recorded in the same quarter of the 2016 fiscal year, as a consequence of the increase in the portfolio of loans to the private sector together with a higher spread.

9

	Average balances in millions of pesos. Yields and rates in annualized nominal %
Table VII Average Balances, Yield and Rates(*)								FY2017		FY2016
	4th Q		3rd Q		2nd Q		1st Q		4th Q
	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.
Interest-Earning Assets	206,440	22.35	190,544	21.78	174,010	22.85	162,016	22.86	148,022	24.04
Government Securities	20,329	21.67	20,297	23.08	19,417	22.33	16,386	20.14	18,164	20.52
Loans	181,391	22.32	165,388	21.52	150,387	22.85	139,593	23.08	127,732	24.48
Financial Trusts Securities	146	21.52	260	13.28	368	18.29	452	23.88	532	22.82
Other Interest-Earning Assets	4,574	26.37	4,599	25.87	3,838	25.93	5,585	25.14	1,594	29.35
Interest-Bearing Liabilities	159,611	11.51	150,042	10.70	137,869	10.96	128,575	12.03	109,386	13.58
Current Accounts	3,205	0.01	5,257	0.01	1,756	0.10	1,244	-	-	-
Saving Accounts	65,494	0.10	61,630	0.08	51,760	0.08	42,086	0.10	34,496	0.09
Time Deposits	61,674	20.12	56,403	19.23	58,521	17.66	59,341	18.38	52,338	20.68
Debt Securities	19,674	22.89	19,617	21.00	19,283	19.38	17,131	16.42	16,761	16.87
Other Interest-Bearing Liabilities	9,564	14.53	7,135	14.46	6,549	15.22	8,773	19.50	5,791	20.35

    (*) Does not include foreign-currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

The average interest-earning assets grew Ps.58,418 million (39.5%) as compared to the fourth quarter of the previous fiscal year, primarily as a consequence of the Ps.53,659 million increase in the average portfolio of loans to the private sector (42.0%). Interest-bearing liabilities increased Ps.50,225 million (45.9%) during the same period, primarily due to a Ps.30,998 million increase in the average balances of saving deposits (89.9%), which was mainly due to the Tax Amnesty Law.

The average yield on interest-earning assets for the fourth quarter of the 2017 fiscal year was 22.35%, representing a 169 bp decrease compared to the same quarter of the prior year, mainly due to decreases of 216 bp in the interest rate on loans partially offset by a 115 bp increase in the interest rate on government securities. Likewise, the average cost of interest-bearing liabilities was 11.51%, representing a 207 bp decrease compared to the fourth quarter of the prior year primarily due to a 56 bp the decrease in the average interest rate on time deposits.

	In millions of pesos
Table VIII				FY2017	FY2016
Income from Services, Net	4th Q	3rd Q	2nd Q	1st Q	4th Q
National Cards	1,410	1,279	1,197	1,370	1,337
Regional Credit Cards	2,188	1,910	1,958	1,808	1,838
CFA	121	115	108	105	103
Deposit Accounts	996	932	919	804	706
Insurance	128	133	141	155	153
Financial Fees	53	51	45	39	37
Credit-Related Fees	174	190	199	121	145
Foreign Trade	140	130	108	106	92
Collections	138	129	123	113	101
Utility-Bills Collection Services	135	120	90	82	75
Mutual Funds	39	33	30	26	22
Other	367	302	276	262	253
Total Income	5,889	5,324	5,194	4,991	4,862
Total Expenditures	(1,947)	(1,732)	(1,521)	(1,383)	(1,449)
Income from Services, Net	3,942	3,592	3,673	3,608	3,413

10

Net income from services amounted to Ps.3,942 million, up 15.5% from the Ps.3,413 million recorded in the fourth quarter of the previous fiscal year. The increases in fees which stood out were those related to regional credit cards (19.0%) and deposit accounts (41.1%).

Provisions for loan losses for the fourth quarter of the 2017 fiscal year amounted to Ps.1,468 million, Ps.157 million higher than those recorded in the same quarter of the prior year, due to the evolution of credits in arrears of the consumer portfolio and to higher regulatory provisions on the portfolio in normal situation as a consequence of the increase in the volume of credit.

Administrative expenses for the quarter totaled Ps.6,197 million, up 27.5% from the same quarter of the previous year. Personnel expenses amounted to Ps.3,385 million, growing 25.7%, mainly as a consequence of salary increase agreements with the unions, a provision related to certain compensations and to non-recurring human resources expenses. The remaining administrative expenses amounted to Ps.2,812 million, which represented a Ps.644 million (29.7%) increase as compared to the Ps.2,168 million from the fourth quarter of fiscal year 2016, mainly due to increases in maintenance, security services, cash transportation, electricity and communications, and taxes, due to the increase in the level of activity and of expenses related to services provided to the Bank.

The net other loss for the period amounted to Ps.23 million, decreasing Ps.398 million as compared to the same quarter of the previous fiscal year, mainly due to the sale of a property owned by the Bank recorded in the fourth quarter of 2016.

The income tax charge was Ps.1,237 million, Ps.275 million higher than in the fourth quarter of the 2016 fiscal year.

LEVEL OF ACTIVITY

	In millions of pesos
Table IX				FY2017	FY2016
Exposure to the Private Sector	4th Q	3rd Q	2nd Q	1st Q	4th Q
Loans	204,000	179,715	165,886	151,604	142,158
Financial Leases	1,700	1,467	1,230	987	972
Corporate Securities	1,088	1,305	757	658	1,220
Other Financing (*)	17,461	16,093	14,261	12,489	13,045
Total Credit	224,249	198,580	182,134	165,738	157,395

(*) Includes certain accounts under the balance sheet heading Other Receivables from Financial Brokerage, Guarantees Granted and Unused Balances of Loans Granted.

As of December 31, 2017, the Bank’s total exposure to the private sector reached Ps.224,249 million, representing an increase of 42.5% from a year before and of 12.9% during the quarter.

Total loans include Ps.34,691 million corresponding to the regional credit card companies, which registered a 20.0% increase during the last twelve months and a 12.5% increase during the quarter.(*) They also include Ps.7,649 million from CFA, which increased 44.8% during year and 9.5% during the quarter.

(*) For comparative purposes loans granted by Tarjetas del Mar S.A. were not considered.

11

	Percentages
Table X				FY2017	FY2016
Market Share (*)	4th Q	3rd Q	2nd Q	1st Q	4th Q
Total Loans	9.93	9.91	10.15	10.17	9.79
Loans to the Private Sector	10.11	9.80	10.39	10.32	10.12

(*) Banco Galicia and CFA, within the Argentine financial system, according to the daily information on loans published by the Argentine Central Bank. Loans include only principal. The regional credit-card companies’ data is not included.

The Bank’s market share of loans to the private sector as of December 31, 2017, without considering those granted by the regional credit card companies, was 10.11%, compared to a 9.80% from September 30, 2017, and to 10.12% from December 31, 2016.

	In millions of pesos
Table XI				FY2017	FY2016
Loans by Type of Borrower	4th Q	3rd Q	2nd Q	1st Q	4th Q
Large Corporations	39,232	31,470	32,456	24,641	22,434
SMEs	50,199	42,308	39,140	37,128	34,411
Individuals	110,308	96,662	90,247	84,773	81,978
Financial Sector	4,261	9,275	4,043	5,062	3,335
Total Loans	204,000	179,715	165,886	151,604	142,158
Allowances	6,670	5,982	5,962	5,166	4,707
Total Loans, Net	197,330	173,733	159,924	146,438	137,451

	In millions of pesos
Table XII				FY2017	FY2016
Loans by Sector of Activity	4th Q	3rd Q	2nd Q	1st Q	4th Q
Financial Sector	4,261	9,275	4,043	5,062	3,335
Services	14,259	10,559	10,416	7,884	8,593
Agriculture and Livestock	18,612	15,255	14,442	13,536	11,921
Consumer	110,373	96,696	90,291	84,557	82,730
Retail and Wholesale Trade	19,951	17,078	16,265	13,437	13,140
Construction	2,436	2,041	1,878	1,375	1,177
Manufacturing	30,263	24,709	24,098	22,678	19,452
Other	3,845	4,102	4,453	3,075	1,810
Total Loans	204,000	179,715	165,886	151,604	142,158
Allowances	6,670	5,982	5,962	5,166	4,707
Total Loans, Net	197,330	173,733	159,924	146,438	137,451

During the year, loans to the private sector registered growth mainly in those granted to large corporations (74.9%), to SMEs (45.9%) and to individuals (34.6%). By sector of activity, higher growth was recorded in the consumer sector (33.4%), the manufacturing sector (55.6%), agricultural and livestock sector (56.1%) and the retail and wholesale trade sector (51.8%).

12

	In millions of pesos
Table XIII				FY2017	FY2016
Exposure to the Argentine Public Sector (*)	4th Q	3rd Q	2nd Q	1st Q	4th Q
Government Securities’ Net Position	26,593	23,007	22,111	19,539	15,320
Lebac	17,284	16,538	14,539	13,174	10,241
Other	9,309	6,469	7,572	6,365	5,079
Other Receivables Resulting from Financial Brokerage	435	485	665	653	833
Trust Certificates of Participation and Securities	103	218	330	428	515
Other	332	267	335	225	318
Total Exposure	27,028	23,492	22,776	20,192	16,153

(*) Excludes deposits with the Argentine Central Bank, which constitute one of the items by which the Bank complies with the Argentine Central Bank’s minimum cash requirement.

As of December 31, 2017, the Bank’s exposure to the public sector amounted to Ps.27,028 million, representing a 67.3% increase during the last twelve months due to a higher holding of Lebac. Excluding debt securities issued by the Argentine Central Bank, said exposure reached Ps.9,744 million (2.9% of total assets), while as of December 31, 2016, it amounted to Ps.5,912 million (2.5% of total assets).

	In millions of pesos
Table XIV				FY2017	FY2016
Deposits (*)	4th Q	3rd Q	2nd Q	1st Q	4th Q
In Pesos	133,158	110,966	110,552	109,702	100,980
Current Accounts	33,203	29,239	29,327	27,461	28,136
Saving Accounts	42,223	28,758	30,514	22,791	26,639
Time Deposits	55,354	50,886	48,748	56,975	43,781
Other	2,378	2,083	1,963	2,475	2,424
In Foreign Currency	70,420	53,552	48,071	49,173	51,067
Total Deposits	203,578	164,518	158,623	158,875	152,047

(*) Includes deposits in Banco Galicia and CFA, net of eliminations between said companies. Deposits from the remaining subsidiaries were not eliminated.

As of December 31, 2017, the Bank’s deposits amounted to Ps.203,578 million, representing a 33.9% increase during the last twelve months, as a consequence of the 31.9% increase in peso-denominated deposits and of the 37.9% increase in dollar-denominated deposits, mainly due to the Tax Amnesty Law. During the quarter, deposits recorded an increase of 23.7% (with a growth of 20.0% for peso-denominated deposits and an increase of 31.5% for dollar-denominated deposits), mainly due to a higher balance of peso-denominated saving accounts, which increased Ps.13,465 million (46.8%).

	Percentages
Table XV				FY2017	FY2016
Market Share (*)	4th Q	3rd Q	2nd Q	1st Q	4th Q
Total Deposits	8.32	7.56	7.69	7.68	7.94
Private Sector Deposits	10.29	9.48	9.50	10.21	9.96

(*) Banco Galicia and CFA, within the Argentine financial system, according to the daily information on deposits published by the Argentine Central Bank. Deposits and Loans include only principal.

As of December 31, 2017, the Bank’s estimated market share of private sector deposits in the Argentine financial system was 10.29%, compared to 9.48% for the prior quarter and to 9.96% from a year before.

13

	In millions of pesos
Table XVI				FY2017	FY2016
Other Financial Liabilities	4th Q	3rd Q	2nd Q	1st Q	4th Q
Domestic Financial Institutions and Credit Entities	3,031	3,402	3,265	4,818	4,095
Foreign Financial Institutions and Credit Entities	5,031	3,593	2,729	2,195	2,213
Notes(*)	20,711	19,678	19,327	18,025	17,339
Obligations in Connection with Spot Transactions Pending Settlement and Repurchase Agreement Transactions	21,463	8,143	9,087	13,727	8,555
Obligations in Connection with Debts with Merchants due to Credit-Card Activities	26,565	20,430	18,681	18,623	20,813
Other	9,819	9,156	8,993	9,063	9,432
Total	86,620	64,402	62,082	66,451	62,447

  (*) Includes subordinated notes.

As of December 31, 2017, other financial liabilities amounted to Ps.86,620 million, Ps.24,173 million or 38.7% higher than the Ps.62,447 million recorded a year before. This growth was mainly due to the increase of: (i) obligations in connection with spot transactions pending settlement and repurchase agreement transactions, for Ps.12,908 million; (ii) financing from merchants in connection with credit card activities, for Ps.5,752 million; and (iii) of notes, for Ps.3,372, related mainly to transactions of Tarjeta Naranja and CFA, partially offset by the amortizations made during the last twelve months.

As of December 31, 2017, the Bank had 4.6 million deposit accounts, which represent an increase of approximately 542,000 accounts as compared with the same date of the previous year. Likewise, the number of credit cards reached 13.5 million, 855,000 less than those managed a year before, mainly due to the sale of Tarjetas del Mar S.A., which managed 435,000 credit cards as of the end of December 2016.

ASSET QUALITY

	In millions of pesos, except percentages
Table XVII				FY2017	FY2016
Loan Portfolio Quality	4th Q	3rd Q	2nd Q	1st Q	4th Q
Non-Accrual Loans (*)	6,852	5,870	5,961	5,160	4,704
With Preferred Guarantees	194	118	106	93	96
With Other Guarantees	207	137	106	99	88
Without Guarantees	6,451	5,615	5,749	4,968	4,520
Allowance for Loan Losses	6,670	5,982	5,962	5,166	4,707
Non-Accrual Loans to Private-Sector Loans (%)	3.36	3.27	3.59	3.40	3.31
Allowance for Loan Losses to Private-Sector Loans (%)	3.27	3.33	3.59	3.41	3.31
Allowance for Loan Losses to Non-Accrual Loans (%)	97.34	101.91	100.02	100.12	100.06
Non-Accrual Loans with Guarantees to Non-Accrual Loans (%)	5.85	4.34	3.56	3.72	3.91

(*) The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk, Uncollectible and Uncollectible due to Technical Reasons.

The Bank’s non-accrual loan portfolio amounted to Ps.6,852 million as of December 31, 2017, representing 3.36% of total loans to the private-sector, increasing 5 bps from the 3.31% ratio of a year before.

The coverage of the non-accrual loan portfolio with allowances for loan losses reached 97.34% as of December 31, 2017, compared to 100.06% from a year before. However, excluding CFA, the coverage as of the end of the quarter was 103.84%.

14

In terms of total credit (defined as loans, certain accounts included in “Other Receivables Resulting from Financial Brokerage” representing credit transactions, assets under financial leases, guarantees granted and unused balances of loans granted), the Bank’s non-accrual portfolio represented 3.08% of total credit to the private-sector, and its coverage with allowances for loan losses reached 98.05%, compared to 3.01% and 101.16% of a year before, respectively.

On an individual basis Banco Galicia’s non-accrual loan portfolio amounted to Ps.3,390 million as of December 31, 2017, increasing 81.6% during the last twelve months, representing 2.09% of total loans to the private-sector, compared to the 1.74% ratio recorded a year before, recording a 35 bp increase. The coverage with allowances for loan losses reached 106.02%, compared to 117.14% a year before.

	In millions of pesos
Table XVIII				FY2017	FY2016
Consolidated Analysis of Loan Loss Experience	4th Q	3rd Q	2nd Q	1st Q	4th Q
Allowance for Loan Losses at the Beginning of the Quarter	5,982	5,962	5,166	4,707	4,265
Changes in the Allowance for Loan Losses
Provisions Charged to Income	1,364	1,011	1,354	1,082	1,249
Provisions Reversed	-	-	-	-	(54)
Charge Offs	(676)	(991)	(558)	(623)	(753)
Allowance for Loan Losses at Quarter End	6,670	5,982	5,962	5,166	4,707
Charge to the Income Statement
Provisions Charged to Income	(1,364)	(1,011)	(1,354)	(1,082)	(1,249)
Direct Charge Offs	(91)	(108)	(81)	(69)	(50)
Bad Debts Recovered	99	131	97	88	143
Provisions Reversed (*)	-	-	-	-	54
Net Charge to the Income Statement	(1,356)	(988)	(1,338)	(1,063)	(1,102)

(*) Recorded under “Net Other Income/(Loss).”

During the quarter, Ps.676 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.91 million were made.

	In millions of pesos, except ratios
Table XIX				FY2017	FY2016
Consolidated Regulatory Capital	4th Q	3rd Q	2nd Q	1st Q	4th Q
Minimum Capital Required (A)	22,610	20,086	17,684	16,441	15,258
Allocated to Credit Risk	17,263	15,222	13,440	12,407	11,511
Allocated to Market Risk	1,126	884	558	624	556
Allocated to Operational Risk	4,221	3,980	3,686	3,410	3,191
Computable Capital (B):	29,530	27,439	25,477	23,454	22,010
Tier I	22,582	21,074	19,384	17,932	16,471
Tier II	6,948	6,365	6,093	5,522	5,539
Excess over Required Capital (B)—(A)	6,920	7,353	7,793	7,013	6,752
Regulatory Ratio (%)	10.69	11.20	11.80	11.68	11.82

As of December 31, 2017, the Bank’s consolidated computable capital was Ps.6,920 million (30.6%) higher than the Ps.22,610 million capital requirement. As of December 31, 2016, this excess amounted to Ps.6,752 million (44.3%).

The minimum capital requirement increased Ps.7,352 million as compared to December 31, 2016, mainly as a result of the higher requirements of: (i) Ps.5,752 million due to the growth of the private-sector loan portfolio; and (ii) Ps.1,030 million on operational risk.

15

Computable capital increased Ps.7,520 million as compared to December 31, 2016, mainly as a consequence of a higher Tier I capital, for Ps.6,111 million, due to the higher net income, partially offset by higher deductions, resulting from organization and development expenses. Tier II capital recorded a Ps.1,409 million increase, mainly due to: (i) 100% of the subordinated notes issued on July 19, 2016, for U$S 250 million which proceeds were used to cancel in advance the subordinated notes due in 2019, of which 24% was considered as computable capital; and (ii) the higher balance of the provision for loan losses on the credit portfolio in normal situation.

According to regulations in force, capital contributions made in kind can be computed only after being approved by the Argentine Central Bank, approval that was granted in January 2018. If this capital contribution had been taken into account as of the end of fiscal year 2017, the regulatory capital ratio would have reached 14.32%.

	Percentages
Table XX				FY2017	FY2016
Liquidity (unconsolidated)	4th Q	3rd Q	2nd Q	1st Q	4th Q
Liquid Assets (*) as a percentage of Transactional Deposits	66.52	57.27	57.89	80.03	71.79
Liquid Assets (*) as a percentage of Total Deposits	44.26	36.07	36.99	47.48	47.18

(*) Liquid assets include cash and due from banks (including deposits with the Argentine Central Bank and the special escrow accounts with the monetary authority), holdings of Lebac (Argentine Central Bank’s bills), net call money interbank loans, short-term placements with correspondent banks and reverse repurchase agreement transactions with the local market.

As of December 31, 2017, the Bank’s liquid assets represented 66.52% of the Bank’s transactional deposits and 44.26% of its total deposits, as compared to 71.79% and 47.18%, respectively, as of December 31, 2016.

16

BANCO DE GALICIA Y BUENOS AIRES S.A.

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

	In millions of pesos
				FY2017	FY2016
	4th Q	3rd Q	2nd Q	1st Q	4th Q
Cash and Due from Banks	56,651	36,144	33,318	50,205	61,132
Government and Corporate Securities	36,411	22,264	28,654	24,423	12,548
Net Loans	197,330	173,733	159,924	146,438	137,451
Other Receivables Resulting from Financial Brokerage	32,441	17,925	17,136	20,669	18,470
Equity Investments in Other Companies	180	155	198	187	181
Bank Premises and Equipment, Miscellaneous and Intangible Assets	8,563	7,749	7,363	6,976	6,571
Other Assets	4,808	4,455	3,802	4,402	3,705
Total Assets	336,384	262,425	250,395	253,300	240,058
Deposits	203,504	164,449	158,212	158,685	151,727
Other Liabilities Resulting from Financial Brokerage	81,792	60,042	57,821	62,586	58,382
Subordinated Notes	4,828	4,360	4,261	3,865	4,065
Other	8,594	7,841	6,570	6,328	5,628
Minority Interests	1,845	1,666	1,481	1,450	1,350
Total Liabilities	300,563	238,358	228,345	232,914	221,152
Shareholders’ Equity	35,821	24,067	22,050	20,386	18,906
Foreign-Currency Assets and Liabilities
Assets	88,937	66,046	59,184	63,491	66,729
Liabilities	87,120	66,661	59,505	65,978	68,544
Net Forward Purchases/(Sales) of Foreign Currency (1)	(2,541)	(2,378)	932	2,744	4,097

(*) Banco de Galicia y Buenos Aires S.A. consolidated with subsidiary companies (Section 33 - Law No. 19,550).

(1) Recorded off-balance sheet.

17

BANCO DE GALICIA Y BUENOS AIRES S.A.:

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

	In millions of pesos
				FY2017	FY2016
	4th Q	3rd Q	2nd Q	1st Q	4th Q
Financial Income	12,401	11,162	10,624	9,901	9,391
Interest on Loans to the Financial Sector	191	168	139	109	101
Interest on Overdrafts	809	654	638	655	803
Interest on Promissory Notes	1,626	1,440	1,263	1,229	1,223
Interest on Mortgage Loans	112	96	80	82	97
Interest on Pledge Loans	42	34	27	22	22
Interest on Credit-Card Loans	4,438	4,061	4,235	4,001	3,861
Interest on Financial Leases	91	80	71	68	70
Interest on Other Loans	2,537	2,264	2,073	1,863	1,629
Net Income from Government and Corporate Securities	1,347	1,374	1,293	999	1,147
Interest on Other Receivables Resulting from Financial Brokerage	19	18	13	10	13
Net Income from Secured Loans - Decree No.1387/01	-	-	-	2	-
CER Adjustment	140	59	38	10	6
Other	430	408	296	379	118
Quotation Differences on Gold and Foreign Currency	619	506	458	472	301
Financial Expenses	(5,664)	(4,797)	(4,764)	(5,101)	(4,494)
Interest on Saving Accounts Deposits	-	(1)	-	-	-
Interest on Checking Accounts Deposits	(1)	(2)	(1)	(2)	(2)
Interest on Time Deposits	(2,914)	(2,447)	(2,518)	(2,694)	(2,689)
Interest on Subordinated Obligations	(94)	(92)	(84)	(80)	(82)
Other Interest	(183)	(262)	(62)	(36)	(15)
Interest on Interbank Loans Received (Call Money Loans)	(20)	(11)	(7)	(14)	(6)
Interest on Other Financing from Financial Entities	(171)	(155)	(132)	(121)	(69)
Net Losses from Options	-	-	-	(1)	(5)
Interest on Other Liabilities Resulting from Financial Brokerage	(1,093)	(998)	(961)	(813)	(801)
Contributions to the Deposit Insurance Fund	(73)	(70)	(70)	(65)	(51)
CER Adjustment	(20)	(13)	(13)	(4)	(4)
Other	(1,095)	(746)	(916)	(1,271)	(770)
Gross Financial Margin	6,737	6,365	5,860	4,800	4,897
Provisions for Loan Losses	(1,468)	(1,131)	(1,449)	(1,157)	(1,311)
Income from Services, Net	3,942	3,592	3,673	3,608	3,413
Administrative Expenses	(6,197)	(5,487)	(5,533)	(4,932)	(4,860)
Personnel Expenses	(3,385)	(2,944)	(2,991)	(2,757)	(2,692)
Directors’ and Syndics’ Fees (**)	4	(15)	(17)	(19)	(10)
Other Fees	(186)	(190)	(153)	(111)	(161)
Advertising and Publicity	(251)	(219)	(231)	(156)	(183)
Taxes	(605)	(567)	(549)	(490)	(454)
Depreciation of Premises and Equipment	(153)	(121)	(106)	(91)	(85)
Amortization of Organization Expenses	(164)	(161)	(163)	(164)	(181)
Other Operating Expenses	(800)	(734)	(726)	(634)	(563)
Other	(657)	(536)	(597)	(510)	(531)
Minority Interest Results	(179)	(186)	(119)	(156)	(115)
Income from Equity Investments	35	61	183	23	19
Net Other Income / (Loss)	121	105	62	181	471
Income Tax	(1,237)	(1,302)	(1,013)	(887)	(962)
Net Income / (Loss)	1,754	2,017	1,664	1,480	1,552

(*) Banco de Galicia y Buenos Aires S.A., consolidated with subsidiary companies (Section 33 – Law No. 19,550).

(**) In the fourth quarter a recovery of fees was recorded due to the merger of Tarjeta Naranja S.A. and Cards Cuyanas S.A.

18

BANCO DE GALICIA Y BUENOS AIRES S.A.:

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

	In millions of pesos
	FY2017	FY2016
FINANCIAL INCOME	44,088	36,211
Interest on Loans to the Financial Sector	607	338
Interest on Overdrafts	2,756	3,089
Interest on Promissory Notes	5,558	5,321
Interest on Mortgage Loans	370	474
Interest on Pledge Loans	125	88
Interest on Credit-Card Loans	16,735	14,178
Interest on Financial Leases	310	290
Interest on Other Loans	8,737	5,289
Net Income from Government and Corporate Securities	5,013	5,502
Interest on Other Receivables Resulting from Financial Brokerage	60	51
Net Income from Secured Loans - Decree No.1387/01	2	-
CER Adjustment	247	6
Other	1,513	588
Quotation Differences on Gold and Foreign Currency	2,055	997
FINANCIAL EXPENSES	(20,326)	(20,145)
Interest on Checking-Accounts Deposits	(1)	-
Interest on Savings-Accounts Deposits	(6)	(5)
Interest on Time Deposits	(10,573)	(13,072)
Interest on Subordinated Obligations	(350)	(533)
Other Interest	(543)	(58)
Interest on Interbank Loans Received (Call Money Loans)	(52)	(36)
Interest on Other Financing from Financial Entities	(579)	(187)
Interest on Other Liabilities Resulting from Financial Brokerage	(1)	(29)
Net Income from Options	(3,865)	(2,956)
Contributions to the Deposit Insurance Fund	(278)	(314)
CER Adjustment	(50)	(7)
Other	(4,028)	(2,948)
GROSS FINANCIAL MARGIN	23,762	16,066
PROVISIONS FOR LOAN LOSSES	(5,205)	(3,533)
INCOME FROM SERVICES, NET	14,815	11,543
ADMINISTRATIVE EXPENSES	(22,149)	(16,974)
Personnel Expenses	(12,077)	(9,359)
Directors’ and Syndics’ Fees	(47)	(53)
Other Fees	(640)	(472)
Advertising and Publicity	(857)	(742)
Taxes	(2,211)	(1,620)
Depreciation of Premises and Equipment	(471)	(286)
Amortization of Organization Expenses	(652)	(738)
Other Operating Expenses	(2,894)	(2,066)
Other	(2,300)	(1,638)
MINORITY INTEREST RESULTS	(640)	(350)
INCOME FROM EQUITY INVESTMENTS	302	180
NET OTHER INCOME / (LOSS)	469	1,283
INCOME TAX	(4,439)	(3,121)
NET INCOME / (LOSS)	6,915	5,094

(*) Banco de Galicia y Buenos Aires S.A., consolidated with subsidiary companies (Section 33 – Law No. 19,550).

19

CONSUMER FINANCE BUSINESS – ADDITIONAL INFORMATION

TARJETAS REGIONALES S.A.

The data shown in the following tables correspond to Tarjetas Regionales S.A. consolidated with its subsidiaries (Tarjeta Naranja S.A.,(*) Tarjetas Cuyanas S.A., Procesadora Regional S.A. and Cobranzas Regionales S.A.). Figures are stated according to Argentine Central Bank accounting standards.

RESULTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

	In millions of pesos, except percentages
Table XXI Evolution of Consolidated Results	FY2017	FY2016	Variation (%)
Net Financial Income	5,917	3,916	51.1
Net Income from Services	6,745	5,034	34.0
Provisions for Loan Losses	(2,018)	(1,546)	30.5
Administrative Expenses	(6,939)	(5,450)	27.3
Operating Income	3,705	1,954	89.6
Net Other Income / (Loss) (*)	680	568	19.7
Income Tax	(1,640)	(1,095)	49.8
Net Income	2,745	1,427	92.4

(*) Includes income from equity investments and minority interest results.

RESULTS FOR THE QUARTER

	In millions of pesos, except percentages
Table XXII		FY2017	FY2016	Variation (%)
Selected Information	4th Q	3rd Q	4th Q	4Q17 vs 3Q17	4Q17 vs 4Q16
Total Assets	36,459	32,039	30,847	13.8	18.2
Cash and Due from Banks	537	416	461	29.1	16.5
Loans	32,311	28,547	26,914	13.2	20.1
Total Liabilities	28,603	24,956	25,347	14.6	12.8
Notes	9,122	9,027	7,157	1.1	27.5
Financial Entities	332	403	2,379	(17.6)	(86.0)
Merchants	16,047	12,853	13,307	24.9	20.6
Shareholders’ Equity	7,856	7,083	5,500	10.9	42.8
Net Income	773	794	456	(2.6)	69.5
Net Financial Income	1,656	1,481	1,233	11.8	34.3
Net Income from Services	1,883	1,636	1,516	15.1	24.2
Provisions for Loan Losses	(493)	(441)	(551)	11.8	(10.5)
Administrative Expenses	(1,907)	(1,682)	(1,560)	13.4	22.2
Loan Portfolio Quality				Variation (b.p.)
Non-Accrual Loans to Total Loans (%)	6.81	7.07	7.08	(26)	(27)
Allowance for Loan Losses to Total Loans (%)	6.86	7.45	6.89	(59)	(3)
Allowance for Loan Losses to Non-Accrual Loans (%)	100.80	105.37	97.41	(457)	339

(*) Beginning on October 1, 2017, Tarjeta Naranja S.A. absorbed the assets and liabilities of Tarjetas Cuyanas S.A., due to the merger of both companies.

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	Percentages
Table XXIII	FY2017	FY2016	Twelve Months Ended
Profitability and Efficiency	4th Q	4th Q	12/31/17	12/31/16
Return on Average Assets (*)	9.17	6.59	8.79	5.81
Return on Average Shareholders’ Equity (*)	42.84	34.54	42.70	29.45
Financial Margin (*) (1)	20.70	17.92	19.36	16.22
Net Income from Services as a % of Operating Income (2)	53.21	55.15	53.27	56.25
Net Income from Services as a % of Administrative Expenses	98.74	97.18	97.20	92.37
Administrative Expenses as a % of Operating Income (2)	53.89	56.75	54.80	60.89

(*) Annualized.

(1) Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.

(2) Operating Income: Net Financial Income plus Net Income from Services.

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COMPAÑÍA FINANCIERA ARGENTINA S.A.

RESULTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

	In millions of pesos, except percentages
Table XXIV Evolution of Consolidated Results	FY2017	FY2016	Variation (%)
Net Financial Income	2,142	1,453	47.4
Net Income from Services	284	244	16.4
Provisions for Loan Losses	(602)	(346)	74.0
Administrative Expenses	(1,504)	(1,171)	28.4
Operating Income	320	180	77.8
Net Other Income / (Loss) (*)	110	293	(62.5)
Income Tax	(156)	(130)	20.0
Net Income	274	343	(20.1)

(*) Includes income from equity investments.

RESULTS FOR THE QUARTER

	In millions of pesos, except percentages
Table XXV		FY2017	FY2016	Variation (%)
Selected Information	4th Q	3rd Q	4th Q	4Q17 vs 3Q17	4Q17 vs 4Q16
Total Assets	8,527	7,610	5,894	12.0	44.7
Cash and Due from Banks	328	347	395	(5.5)	(17.0)
Loans	6,952	6,377	4,916	9.0	41.4
Total Liabilities	7,287	6,422	4,678	13.5	55.8
Deposits	2,701	2,194	1,413	23.1	91.2
Notes	2,407	1,938	1,207	24.2	99.4
Financial Entities	1,357	1,140	1,251	19.0	8.5
Shareholders’ Equity	1,240	1,188	1,216	4.4	2.0
Net Income	52	91	112	(42.9)	(53.6)
Net Financial Income	561	551	447	1.8	25.5
Net Income from Services	78	71	65	9.9	20.0
Provisions for Loan Losses	(181)	(135)	(123)	34.1	47.2
Administrative Expenses	(411)	(390)	(346)	5.4	18.8
Loan Portfolio Quality				Variation (b.p.)
Non-Accrual Loans to Total Loans (%)	14.38	13.92	11.80	46	258
Allowance for Loan Losses to Total Loans (%)	9.11	8.69	6.91	42	220
Allowance for Loan Losses to Non-Accrual Loans (%)	63.36	62.45	58.59	91	477

	Percentages
Table XXVI	FY2017	FY2016	Twelve Months Ended
Profitability and Efficiency	4th Q	4th Q	12/31/17	12/31/16
Return on Average Assets (*)	2.52	8.13	3.86	7.50
Return on Average Shareholders’ Equity (*)	16.26	37.49	22.53	29.19
Financial Margin (*) (1)	29.21	36.06	32.75	34.24
Net Income from Services as a % of Operating Income (2)	12.21	12.70	11.71	14.38
Net Income from Services as a % of Administrative Expenses	18.98	18.79	18.88	20.84
Administrative Expenses as a % of Operating Income (2)	64.32	67.58	62.00	69.00

(*) Annualized.

(1) Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.

(2) Operating Income: Net Financial Income plus Net Income from Services.

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SUDAMERICANA HOLDING S.A.

INFORMATION DISCLOSURE

The data shown in the tables of this report and the consolidated financial statements correspond to Sudamericana Holding S.A. consolidated with the subsidiaries under its direct or indirect control (Galicia Seguros S.A., Galicia Retiro Compañía de Seguros S.A. and Galicia Broker Asesores de Seguros S.A.).

RESULTS FOR THE TWELVE MONTHS THAT ENDED ON DECEMBER 31, 2017

	In millions of pesos, except percentages
Table XXVII	Twelve months ended:		Variation (%)
Selected Information	12/31/17	12/31/16
Assets	2,317	2,217	4.5
Premiums Receivable	661	512	29.1
Reinsurance Recoverables	3	3	-
Liabilities	1,329	1,198	10.9
Debt with Insureds	261	214	22.0
Debt with Reinsurers	17	(1)	-
Debt with Agents and Brokers	153	147	4.1
Insurance Contract Liabilities	401	303	32.3
Shareholders’ Equity	988	1,019	(3.0)

Net Income	471	710	(33.7)
Earned Premiums	3,202	3,319	(3.5)
Incurred Claims	(380)	(461)	(17.6)
Net Investment Income	326	316	3.0
Commissions and Other	(1,175)	(786)	49.5
Operating Expenses	(1,172)	(983)	19.2
Annualized Sales	1,662	1,059	56.9

RESULTS FOR THE QUARTER THAT ENDED ON DECEMBER 31, 2017

	In millions of pesos, except percentages
Table XXVIII	Quarters ended:			Variation (%)
Selected Information	12/31/17	09/30/17	12/31/16	Quarter	Annual
Assets	2.317	2.265	2.217	2.3	4.5
Premiums Receivable	661	580	512	14.0	29.1
Reinsurance Recoverables	3	4	3	(25.0)	-
Liabilities	1.329	1.419	1.198	(6.3)	10.9
Debt with Insureds	261	248	214	5.2	22.0
Debt with Reinsurers	17	8	(1)	112.5	-
Debt with Agents and Brokers	153	137	147	11.7	4.1
Insurance Contract Liabilities	401	383	303	4.7	32.3
Shareholders’ Equity	988	846	1.019	16.8	(3.0)
Net Income	157	95	112	66.3	40.8
Earned Premiums	874	791	823	10.5	6.2
Incurred Claims	(86)	(91)	(138)	(5.5)	(37.7)
Net Investment Income	84	92	72	(8.7)	16.7
Commissions and Other	(318)	(317)	(236)	0.3	34.7
Operating Expenses	(317)	(291)	(276)	8.9	14.9
Annualized Sales	465	452	311	2.9	49.5

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	Percentages
Table XXIX	Quarters ended:		Twelve Months Ended:
Profitability	12/31/17	12/31/16	12/31/17	12/31/16
Return on Average Assets (*)	24,82	20,23	20,78	38,05
Return on Average Shareholders’ Equity (*)	60,24	45,31	42,97	78,70

(*) Annualized.

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GALICIA ADMINISTRADORA DE FONDOS S.A.

RESULTS FOR THE FISCAL YEAR THAT ENDED ON DECEMBER 31, 2017

	In millions of pesos, except percentages
Table XXX Selected Information	FY2017	FY2016	Variation (%)
Shareholders’ Equity	460	207	122.2
Net Income	450	197	128.4
Fees and Commissions	724	331	118.7
Administrative Expenses	(62)	(47)	31.9
Commercial Expenses	(44)	(20)	120.0

RESULTS FOR THE QUARTER

	In millions of pesos, except percentages
Table XXXI		FY2017	FY2016	Variation (%)
Selected Information	4th Q	3rd Q	4th Q	4Q17 vs 3Q17	4Q17 vs 4Q16
Shareholders’ Equity	460	321	207	43.3	122.2
Net Income	138	119	69	16.0	100.0
Fees and Commissions	219	186	122	17.7	79.5
Administrative Expenses	(22)	(12)	(19)	83.3	15.8
Commercial Expenses	(16)	(11)	(8)	45.5	100.0

	In millions of pesos, except percentages
Table XXXII:	Assets Under Management as of:		Variation
Mutual Funds	4th Q17	4th Q16	Ps.	%
Fima Premium	7,540	7,130	410	5.8
Fima Ahorro Pesos	20,918	15,955	4,963	31.1
Fima Ahorro Plus	21,143	10,195	10,948	107.4
Fima Capital Plus	384	562	(178)	(31.7)
Fima Renta en Pesos	545	239	306	128.0
Fima Renta Plus	458	247	211	85.4
Fima Abierto Pymes	238	187	51	27.3
Fima Acciones	323	118	205	173.7
Fima PB Acciones	973	305	668	219.0
Fima Mix I	6	152	(146)	(96.1)
Fima Renta Dólares I	17,114	2,237	14,877	665.0
Fima Renta Dólares II	5,354	2	5,352	267,600.0
Total Assets Under Management	74,996	37,329	37,667	100.9

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RECENT DEVELOPMENTS

SPLIT OF TARJETAS REGIONALES

At the Extraordinary Shareholders’ Meetings of Grupo Financiero Galicia and Banco Galicia held on December 14, 2017, the shareholders approved a corporate reorganization process consisting of the split off of the Bank’s 77% interest in Tarjetas Regionales S.A. and its incorporation into the equity of Grupo Financiero Galicia, effective January 1, 2018. On January 23, 2018, the definitive split-merger agreement was signed, and its registration in the Public Registry of Commerce is currently pending. The capital reduction of Banco Galicia resulting from the reorganization has no impact on Grupo Financiero Galicia.

ACQUISITION OF A MINORITY INTEREST IN TARJETAS REGIONALES

During August 2017, Grupo Financiero Galicia accepted irrevocable offers made by minority shareholders for the sale of a 6% interest in Targetas Regionales S.A. for US$ 49 million. The transfer was made effective on January 5, 2018.

CAPITAL CONTRIBUTION OF GRUPO FINANCIERO GALICIA

On December 27, 2017, Grupo Financiero Galicia in its capacity as sole shareholder and holder of 100% of the capital of Banco Galicia, integrated the capital contribution of Ps.10,000 million through LEBACs. The Argentine Central Bank, through its Resolution No.35 dated January 11, 2018, approved the capital contribution, allowing this contribution to be considered as computable capital.

SALE OF CFA AND COBRANZAS Y SERVICIOS

On February 2, 2018, the sale of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. was completed. The total amount of the transaction reached Ps.1,064 million.

IFRS REGULATIONS

Beginning with the financial statements corresponding to the first quarter of the 2017 fiscal year, the adjustments corresponding to the application of IFRS are reported as a note to the balance sheet. IFRS will be fully applied from the 2018 fiscal year. As of December 31, 2017, the adjustment to Banco Galicia’s net worth as a result of the application of these standards amounts to Ps.3,144 million, reaching an adjusted net worth of Ps.38,971 million. For Grupo Financiero Galicia, the adjustment amounts to Ps.1,964 million and the adjusted balance amounts to Ps.41,264 million. These figures are subject to change and may only be considered definitive when preparing the annual financial statements for the year in which IFRS are applied for the first time.

DISTRIBUTION NETWORK

During the quarter, the Bank increased its distribution network with the opening of 19 new branches: 3 in the City of Buenos Aires, 8 in the province of Buenos Aires, 1 in Corrientes, 1 in Neuquén, 2 in Chaco, 2 in Córdoba, 1 in Mendoza and 1 in San Juan.

This report is a summary analysis of Grupo Financiero Galicia’s financial condition and results of operations as of and for the periods indicated. For a correct interpretation, this report must be read in conjunction with Grupo Financiero Galicia’s financial statements, as well as with all other material periodically filed with the National Securities Commission (www.cnv.gob.ar), the Buenos Aires Stock Exchange (www.bolsar.com), the Cordoba Stock Exchange (www.bolsacba.com.ar) and the Nasdaq (www.nasdaq.com). In addition, the Argentine Central Bank (www.bcra.gob.ar) may publish information related to Banco Galicia as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

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